      EXHIBIT 12.1

GLOBAL NET LEASE, INC.

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Global Net Lease, Inc.’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges for the five years ended December 31, 2016 were as follows:

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(Dollars in thousands)
Earnings:
Pre-tax income/(loss) from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries	$51,999	$3,874	$(55,025)	$(6,989)	$(413)
Add: Interest expense	32,860	26,826	11,597	720	9
Amortization of deferred financing costs	6,698	8,527	3,753	250	1
Amortization of mortgage (discount) premium, net and mezzanine discount	(437)	(489)	(498)	(1)	-

Earnings	$91,120	$38,738	$(40,173)	$(6,020)	$(403)

Fixed Charges:
Interest expense	$32,860	$26,826	$11,597	$720	$9
Amortization of deferred financing costs	6,698	8,527	3,753	250	1
Amortization of mortgage (discount) premium, net and mezzanine discount	(437)	(489)	(498)	(1)	-

Fixed Charges	$39,121	$34,864	$14,852	$969	$10

Preferred distributions	-	-	-	-	-

Combined fixed charges	$39,121	$34,864	$14,852	$969	$10

Ratio of earnings to fixed charges	2.33	1.11	(2.70)	(6.21)	(40.30)

Ratio of earnings to combined fixed charges	2.33	1.11	(2.70)	(6.21)	(40.30)